CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

March 13, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

In accordance with General Instruction D(3) to the General Instructions to the filing of a Form 10-K, please be advised there were no changes from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Sincerely,

/s/ Steven J. Johnston
Chief Financial Officer